November 18, 2019

Garo H. Armen, Ph.D.
Chief Executive Officer
Agenus Inc.
3 Forbes Road
Lexington, Massachusetts 02421

       Re: Agenus Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 18, 2019
           File No. 000-29089

Dear Dr. Armen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Zachary R. Blume - Ropes & Gray LLP